UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 14, 2024

PLUM ACQUISITION CORP. I

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40218	98-1577353
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2021 Fillmore St. #2089

San Francisco, CA 94115

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (415) 683-6773

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one Class A Ordinary Share and one-fifth of one redeemable warrant	PLMIU	The Nasdaq Stock Market LLC

Class A Ordinary Shares included as part of the Units	PLMI	The Nasdaq Stock Market LLC

Warrants included as part of the Units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	PLMIW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

On June 14, 2024, Plum held its extraordinary general meeting of shareholders (the “Meeting”). As approved by its shareholders at the Meeting Plum filed the Amended and Restated Memorandum and Articles of Association (the “A&R Charter”) on June 18, 2024, which extended the date by which Plum has to consummate a business combination to September 14, 2024.

The foregoing description is qualified in its entirety by reference to the A&R Charter, a copy of which is attached as Exhibit 3.1 and is incorporated by reference herein.

Item 5.07 Submission of Matters to a Vote of Security Holders.

As of the close of business on April 25, 2024, the record date for the Meeting, there were 11,236,002 Class A ordinary shares (“Class A Ordinary Shares”) outstanding, each of which was entitled to one vote with respect to the Extension Proposal and the Adjournment Proposal, and there were no Class B ordinary shares outstanding. A total of 10,007,957 Class A Ordinary Shares, representing 89.07% of the total Class A Ordinary Shares entitled to vote at the Meeting, were present in person or by proxy, constituting a quorum. The proposals listed below are described in more detail in Plum’s proxy statement filed with the Securities and Exchange Commission on May 20, 2024 (the “Proxy Statement”). A summary of the voting results at the Meeting is set forth below:

Proposal No. 1 – Extension Proposal: Our shareholders ratified, as a special resolution, that Article 49.7 of Plum’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 49.7:

“In the event that the Company does not consummate a Business Combination upon the date which is the later of (i) 18 December 2024 and (ii) such later date as may be approved by the Members in accordance with the Articles (in any case, such date being referred to as the “Termination Date”), the Company shall (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of the then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.”

That Article 49.8(a) of Plum’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 49.8(a):

“to modify the substance or timing of the Company’s obligation to allow redemption in connection with a business combination or to redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination within forty-five months from the consummation of the IPO.”:

For	Against	Abstain	Broker Non-Vote
9,656,175	351,782	0	0

Proposal No. 2 – Adjournment Proposal: As there were sufficient votes at the time of the meeting to approve the Extension Proposal, the Adjournment Proposal, which had previously been voted on by proxy, was rendered moot and not presented to shareholders at the Meeting.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
3.1	Amendment to Amended and Restated Memorandum and Articles of Association, dated June 18, 2024.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLUM ACQUISITION CORP. I
Dated: June 21, 2024

	By:	/s/ Kanishka Roy
		Name:	Kanishka Roy
		Title:	Co-Chief Executive Officer and President

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